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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VASTERA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92239N109

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: TCV II, V.O.F. See Item 2 for identification of General Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 19,904 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 19,904 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,904 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): Less than 1%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TECHNOLOGY CROSSOVER VENTURES II, L.P. See Item 2 for identification of General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 612,765 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 612,765 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 612,765 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 1.47%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TCV II (Q), L.P. See Item 2 for identification of General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 471,103 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 471,103 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 471,103 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 1.13%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TCV II STRATEGIC PARTNERS, L.P. See Item 2 for identification of General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 83,603 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 83,603 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,603 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): Less than 1%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TECHNOLOGY CROSSOVER VENTURES II, C.V. See Item 2 for identification of General Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 93,556 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 93,556 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 93,556 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): Less than 1%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C. See Item 2 for identification of Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,280,931 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 1,280,931 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,280,931 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 3.07%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TCV IV, L.P. See Item 2 for identification of General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,571,535 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 2,571,535 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,571,535 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 6.16%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TCV IV STRATEGIC PARTNERS, L.P. See Item 2 for identification of General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 95,885 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 95,885 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 95,885 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): Less than 1%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C. See Item 2 for identification of Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,667,420 SHARES OF COMMON STOCK (A)

		6.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		7.	Sole Dispositive Power: 2,667,420 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,667,420 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 6.39%

12.	Type of Reporting Person: PN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: Jay C. Hoag		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		6.	Shared Voting Power: 3,948,351 SHARES OF COMMON STOCK (A)

		7.	Sole Dispositive Power: 3,948,351 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,948,351 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.46%

12.	Type of Reporting Person: IN

(A) Please see Item 4.

13G
CUSIP No.

1.	Name of Reporting Person: Richard H. Kimball		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		6.	Shared Voting Power: 4,001,193 SHARES OF COMMON STOCK (A)

		7.	Sole Dispositive Power: 4,001,193 SHARES OF COMMON STOCK (A)

		8.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,001,193 SHARES OF COMMON STOCK (A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.58%

12.	Type of Reporting Person: IN

(A) Please see Item 4. Includes options held directly by Reporting Person that can be immediately exercised for a total of 49,999 shares of common stock and 2,843 shares held directly by the Kimball Family Trust Uta Dtd 2/23/94 (the “Kimball Family Trust”) of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

ITEM 1.

(a) NAME OF ISSUER: Vastera, Inc. (the “Company”)
(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 45025 Aviation Drive, Suite 200, Dulles, VA 20166

ITEM 2.

Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the Filing Persons): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

I.

(a) TCV II, V.O.F., a Netherlands Antilles general partnership (“TCV II, V.O.F.”). The Managing General Partners of TCV II, V.O.F. are Technology Crossover Management II, L.L.C., a Delaware limited liability company (“TCM II”) and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation (“TCA II”). The sole Managing Members of TCM II are Jay C. Hoag (“Hoag”) and Richard H. Kimball (“Kimball”). TCA II is ultimately controlled by Hoag and Kimball.
(b) Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
(c) Netherlands Antilles
(d) Common Stock
(e) 92239N109

II.

(a) TECHNOLOGY CROSSOVER VENTURES II, L.P., a Delaware limited partnership (“TCV II, L.P.”). The General Partner of TCV II, L.P. is TCM II.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

III.

(a) TCV II (Q), L.P., a Delaware limited partnership (“TCV II (Q)”). The General Partner of TCV II (Q) is TCM II.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

IV.

(a) TCV II STRATEGIC PARTNERS, L.P., a Delaware limited partnership (“TCV II SP”). The General Partner of TCV II SP is TCM II.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

V.

(a) TECHNOLOGY CROSSOVER VENTURES II, C.V., a Netherlands Antilles limited partnership (“TCV II, C.V.”). The Managing General Partners of TCV II, C.V. are TCM II and TCA II.
(b) Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
(c) Netherlands Antilles
(d) Common Stock
(e) 92239N109

VI.

(a) TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware limited liability company.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

VII.

(a) TCV IV, L.P., a Delaware limited partnership (“TCV IV, L.P.”). The General Partner of TCV IV, L.P. is Technology Crossover Management IV, L.L.C., a limited liability company (“TCM IV”). The sole Managing Members of TCM IV are Hoag and Kimball.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

VIII.

(a) TCV IV STRATEGIC PARTNERS, L.P., a Delaware limited partnership (“TCV IV SP”). The General Partner of TCV IV SP is TCM IV.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

IX.

(a) TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C., a Delaware limited liability company.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 92239N109

X.

(a) Jay C. Hoag
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) U.S. Citizen
(d) Common Stock
(e) 92239N109

XI.

(a) Richard H. Kimball
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) U.S. Citizen
(d) Common Stock
(e) 92239N109

ITEM 3.

Not Applicable

ITEM 4.

(a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

	Common Stock			Dispositive
Filing Person	Beneficially Owned	% of Class(1)	Voting Power	Power

TCV II, V.O.F.(2)	19,904	Less than 1%	sole	sole
TCV II, L.P.(2)	612,765	1.47%	sole	sole
TCV II (Q)(2)	471,103	1.13%	sole	sole
TCV II SP(2)	83,603	Less than 1%	sole	sole
TCV II, C.V.(2)	93,556	Less than 1%	sole	sole
TCM II	1,280,931	3.07%	sole	sole
TCV IV, L.P.(3)	2,571,535	6.16%	sole	sole
TCV IV SP(3)	95,885	Less than 1%	sole	sole
TCM IV	2,667,420	6.39%	sole	sole
Hoag(4)	3,948,351	9.46%	shared	sole
Kimball(4)	4,001,193	9.58%	shared/sole	sole

(1) All percentages in this table are based on the 41,719,300 shares of Common Stock of the Company outstanding, as reported in the Company’s most Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003.

(2) Each noted entity (together, the “TCV II Funds”) is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II SP, and as Investment General Partner of TCV II, V.O.F. and TCV II, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(3) Each noted entity (together, the “TCV IV Funds”) is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM IV, as sole General Partner of TCV IV, L.P. and TCV IV SP, may also be deemed to have sole voting and investment power with respect to such securities. TCM IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(4) Under the respective operating agreements of TCM II and TCM IV, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV II Funds and TCV IV Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein. Kimball is a trustee of the Kimball Family Trust and may be deemed to have sole power to vote and dispose of the 2,843 shares of Common Stock held directly by the Kimball Family Trust. Kimball disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Kimball holds directly options that can be immediately exercised for a total of 49,999 shares of Common Stock and may be deemed to have sole power to vote and dispose of such securities.

Except as set forth in this Item 4(a) — (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit A — Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D relating to the Common Stock of Digital Generation Systems, Inc. filed by the undersigned with the Securities and Exchange Commission (“SEC”) on March 21, 2002).

Exhibit B — Joint Filing Agreement dated October 2, 2000 (incorporated by reference from Exhibit C to the Schedule 13G relating to the Common Stock of Vastera, Inc. filed by the undersigned with the SEC on October 2, 2000).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004

TCV II, V.O.F. a Netherlands Antilles General Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P. a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TCV II (Q), L.P. a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P. a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V. a Netherlands Antilles Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C. a Delaware Limited Liability Company

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TCV IV, L.P. a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P. a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C. a Delaware Limited Liability Company

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory